Filed Pursuant to Rule 433

Registration Statement No. 333-223282

American International Group, Inc.

$1,600,000,000

3.400% Notes Due 2030

Issuer:	American International Group, Inc.

Offering Format:	SEC Registered

Securities:	3.400% Notes Due 2030 (the “2030 Notes”)

Expected Ratings (Moody’s / S&P / Fitch)*:	Baa1 (stable) / BBB+ (stable) / BBB+ (negative)

Security Type:	Senior Unsecured Fixed Rate Notes

Trade Date:	May 6, 2020

Settlement Date:	May 11, 2020 (T + 3) **

Maturity Date:	June 30, 2030

Principal Amount:	$1,600,000,000

Price to Public:	99.987% of principal amount

Underwriting Discount:	0.450%

Net Proceeds to Issuer Before Expenses:	$1,592,592,000

Spread to Treasury Benchmark:	T + 270 basis points

Treasury Benchmark:	1.500% due February 15, 2030

Treasury Benchmark Yield:	0.701%

Coupon:	3.400%

Yield to Maturity:	3.401%

Interest Payment Dates:	Semi-annually on June 30 and December 30 of each year, commencing December 30, 2020

Day Count Convention:	30/360, unadjusted

Denominations:	$2,000, with increments of $1,000 thereafter

Early Redemption:	Make-whole redemption at any time prior to March 30, 2030 at a discount rate of Treasury +40 basis points. Par redemption at any time on or after March 30, 2030

CUSIP/ISIN:	026874 DR5 / US026874DR53

Concurrent Offerings:

$1,500,000,000 principal amount of 2.500% Notes Due 2025

$1,000,000,000 principal amount of 4.375% Notes Due 2050

The settlement of the 2030 Notes is not contingent on the settlement of the concurrent offerings.

Global Coordinators and Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC

Joint Book-Running Managers:	BNP Paribas Securities Corp. BofA Securities, Inc. HSBC Securities (USA) Inc. Morgan Stanley & Co. LLC RBC Capital Markets, LLC U.S. Bancorp Investments, Inc.

Senior Co-Managers:	Barclays Capital Inc.
Credit Agricole Securities (USA) Inc.
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
Goldman Sachs & Co. LLC
Mizuho Securities USA LLC
NatWest Markets Securities Inc.
PNC Capital Markets LLC
SMBC Nikko Securities America, Inc.
Standard Chartered Bank.
UniCredit Capital Markets LLC
Wells Fargo Securities, LLC

Co-Managers:	ANZ Securities, Inc.
BBVA Securities Inc.
ICBC Standard Bank Plc
ING Financial Markets LLC
M&T Securities, Inc.
MUFG Securities Americas Inc.
nabSecurities, LLC
Natixis Securities Americas LLC
Santander Investment Securities Inc.
Scotia Capital (USA) Inc.
SG Americas Securities, LLC
The Governor and Company of the Bank of Ireland
Academy Securities, Inc.
CastleOak Securities, L.P.
Drexel Hamilton, LLC
Great Pacific Securities
Loop Capital Markets LLC
Mischler Financial Group, Inc.
R. Seelaus & Co., LLC
Samuel A. Ramirez & Company, Inc.
Siebert Williams Shank & Co., LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** Note: We expect that delivery of the Notes will be made to investors on or about May 11, 2020, which is three business days following the date of the pricing of the Notes (such settlement cycle referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle on the second business day following the date of any contract for sale (such settlement cycle referred to as “T+2”), unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to two business days before May 11, 2020 will be required, by virtue of the fact that the Notes will settle in T+3, to specify an alternative settlement cycle at the time of the trade to prevent a failed settlement and should consult their own advisers in connection with that election.

The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or J.P. Morgan Securities LLC toll-free at 1-212-834-4533 (Collect).